Exhibit 4.54

Rights and Obligations Assumption Letter

This entity, Heze Mudan District Cultural City Kindergarten, is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Heze City at the Mudan District branch office of the Municipal Bureau of Administrative Services on August 20, 2020. The Investor holds 85% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Heze Mudan District Cultural City Kindergarten

(Seal) Heze Mudan District Cultural City Kindergarten Affixed

By:	/s/ Xianmin Wang

Name:	Xianmin Wang
Title:	Legal Representative
Date:	December 17, 2020